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                                                                       CONFORMED

                          DATED AS OF FEBRUARY 16, 1993

                      BANK OF MONTREAL - BANQUE DE MONTREAL

                                       AND

                 THE ROYAL TRUST COMPANY - COMPAGNIE TRUST ROYAL

                                     TRUSTEE

                     FIFTEENTH SUPPLEMENTAL TRUST INDENTURE

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                          DATED AS OF FEBRUARY 16, 1993

                      BANK OF MONTREAL - BANQUE DE MONTREAL

                                       AND

                 THE ROYAL TRUST COMPANY - COMPAGNIE TRUST ROYAL

                                     TRUSTEE

                     FIFTEENTH SUPPLEMENTAL TRUST INDENTURE

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                                   TABLE OF CONTENTS

SECTION                                                                     PAGE
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
          Recitals ......................................................     1

                                   ARTICLE ONE

              ALTERATION AND AMENDMENT OF ORIGINAL TRUST INDENTURE

1.01      Replacement of "Bank Act" Definition ..........................     2

1.02      Replacement of Section 2.02 ...................................     2

                                   ARTICLE TWO

                                    EXECUTION

2.01      Counterparts and Formal Date ..................................     3

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     THIS FIFTEENTH SUPPLEMENTAL TRUST INDENTURE made as of February 16, 1993.

BETWEEN BANK OF MONTREAL - BANQUE DE MONTREAL, a canadian chartered bank (hereinafter called the "Bank"),

                                                              OF THE FIRST PART,

          - and -

          THE ROYAL TRUST COMPANY - COMPAGNIE TRUST ROYAL, a trust company incorporated under the laws of the Province of Quebec (hereinafter called the "Trustee"),

                                                             OF THE SECOND PART,

     WHEREAS under an indenture made as of February 1, 1978 between the bank and the Trustee (the "Original Trust Indenture") the creation and issue of debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by the Original Trust Indenture and indentures supplemental thereto the bank has issued thirteen series of debentures and provided for the issue of one other series of Debentures in exchange for one such series;

     AND WHEREAS the Bank Act, being Chapter 46 of the Statutes of Canada, 1991, (the "New Bank Act") was proclaimed in force on june 1, 1992 and pursuant thereto certain additions and alterations must be made to conform the Original Trust Indenture to such legislation;

     AND WHEREAS Pursuant to the provisions of section 10.01 Of the Original Trust Indenture, The directors of the Bank have authorized such additions and alterations to be effected by way of amendment to the Original Trust Indenture upon the terms set forth in this Fifteenth Supplemental Trust Indenture and the trustee has agreed thereto;

     AND WHEREAS all things necessary have been done and performed to authorize the execution of this Fifteenth Supplemental Trust Indenture, to have the same effective and binding upon the bank.


                                       1

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     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

                                   ARTICLE ONE

              ALTERATION AND AMENDMENT OF ORIGINAL TRUST INDENTURE

     SECTION 1.01 Replacement of "Bank Act" Definition. The definition of "Bank Act" in Section 1.01 of the Original Trust Indenture is hereby deleted and the following substituted therefor:

     ""Bank Act" means the Bank Act, being chapter 46 of the Statutes of Canada, 1991, and any Act that may be substituted therefor, as from time to time amended ; and reference to a particular section of the Bank Act includes reference to a section of similar effect in any such substituted or amended Act;"

     SECTION 1.02 Replacement of Section 2.02. Section 2.02 of the Original Trust Indenture is hereby deleted and the following substituted therefor:

     "SECTION 2.02. Bank Debentures and Subordinated Indebtedness.

     (1) The Debentures issued hereunder prior to June 1, 1992 are bank debentures as that term is defined in the Bank Act, being chapter B-1 of the Revised Statutes of Canada, 1985, as amended (the "Old Bank Act"), and accordingly the Debentures of any series issued prior to June 1, 1992;

          (a) the Debentures of any series issued prior to June 1, 1992 shall not be called for redemption by the Bank before a date at least five years after the date of such Debentures;

          (b) the indebtedness evidenced by the Debentures of any series issued prior to June 1, 1992 shall not be paid by the Bank during the five years following the date of such Debentures, or during such shorter period as may be permitted by section 77 of the Old Bank Act; and

          (c) the Bank shall not issue Debentures prior to June 1, 1992 dated more than sixty days before the date of issue thereof, but this restriction does not apply to a Debenture issued in exchange for or in replacement of one that has the same stated maturity and that is not then being redeemed or paid.

     (2) The Debentures issued hereunder on and after June 1, 1992 are subordinated indebtedness of the Bank as that term is defined in the New Bank Act.


                                        2

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          (3) If and to the extent that any provision of this Trust Indenture or of the Debentures conflicts with a mandatory requirement of the Bank Act, such mandatory requirement shall prevail."

                                   ARTICLE TWO

                                    EXECUTION

     SECTION 2.01 Counterparts and Formal Date. This Fifteenth Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of February 16, 1993.

     IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents and all other documents related hereto be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

                     BANK OF MONTREAL - BANQUE DE MONTREAL


                                        By  (Signed)   P.A. Blanar
                                                       Vice President

                               (Seal)


                                        And (Signed)   G. Task
                                                       Assistant Secretary


                 THE ROYAL TRUST COMPANY - COMPAGNIE TRUST ROYAL


                                        By  (Signed)   E. Reinhold
                                                       Authorized Officer

                               (Seal)


                                        And (Signed)   Pierre Tremblay
                                                       Authorized Officer


                                        3